UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Form 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

May 9, 2011

The Royal Bank of Scotland Group plc

Gogarburn
PO Box 1000
Edinburgh EH12 1HQ
Scotland
United Kingdom

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F	X	Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):__

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):__

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes	No	X

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-

This report on Form 6-K shall be deemed incorporated by reference into the company's Registration Statement on Form F-3 (File Nos. 333-162219 and 333-162219-01) and to be a part thereof from the date which it was filed, to the extent not superseded by documents or reports subsequently filed or furnished.

The following information was issued as a Company announcement in London, England:

Royal Bank of Scotland - Payment Protection Insurance Statement

9 May 2011

The British Banking Association announced today that it would not appeal the Judicial Review decision relating to Payment Protection Insurance (“PPI”).  The Royal Bank of Scotland (“RBS”) supports this position.  Although the costs of PPI redress and its administration are subject to a degree of uncertainty, RBS will record an additional provision of £850 million in the second quarter of 2011.  To date RBS has paid compensation to customers of c £100 million, and has an existing provision of c £100 million.

Contact:

Richard O'Connor
Investor Relations
+44 (0) 207 672 1758

Media Relations
+44 (0) 131 523 4205

Signature

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

The Royal Bank of Scotland Group plc
Date: May 9, 2011	/s/ Barbara Wallace
Name: Barbara Wallace Title: Assistant Secretary